Buenos Aires, February 17th, 2021

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform, in addition to what was published on December 28th, 2020 that the Company’s, Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U. Pampa FPK S.A.U. y Pampa QRP S.A.U. (the “Merged Companies” and together with Pampa, the “Companies”) Shareholders Meetings approved the corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and the Merged Companies, as absorbed companies, all in accordance with the terms of the Preliminary Merger Agreement dated December 28th, 2020. The aforementioned merger will be effective as of October 1st, 2020.

Sincerely,

Victoria Hitce

Head of Market Relations